Mail Stop 4561

November 16, 2009

David C. Habiger
Chief Executive Officer
Sonic Solutions
7250 Redwood Blvd., Suite 300
Novato, CA 94945

> **Re:** **Sonic Solutions**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Forms 8-K Filed May 28, 2009, August 6, 2009 and November 5, 2009**
> **File No. 000-23190**

Dear Mr. Habiger:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Events, page 24

1.   We note your disclosure on page 14 that revenues derived from your consumer DVD products have declined in recent years, and that absent the introduction and market acceptance of new formats such as BD or new business and service

> models, you expect such declines to continue. Please tell us what consideration
> you gave to discussing this trend in further detail in this section.

Results of Operations

Comparison of Fiscal Years Ended March 31, 2009, 2008 and 2007 (in thousands), page 30

2.   Your discussion of the results of operations frequently does not quantify sources of material changes. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. See Section III.D of SEC Release No. 33-6835. In future filings, please quantify the sources of material changes and any offsetting factors. Please note that this comment also applies to your filings on Form 10-Q.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41

3.   We note your disclosures regarding exchange rate and interest rate sensitivity. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 43

4.   We note that the audit report on the consolidated financial statements references May 29, 2008 as the date of the audit report on the effectiveness of internal control over financial reporting. However, we note that the report on page 42 is dated May 29, 2009. Please have the auditors reconcile this discrepancy and file an amended Form 10-K to include a revised audit report.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 70

5.   We note your disclosure, "Except as noted above, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting." We also note that the auditors' report on the effectiveness of internal control over financial reporting refers to management's statements regarding corrective actions after the date of the assessment. We could not locate a discussion of corrective actions or explanation of changes made to internal control over financial reporting in the filing. Please advise and confirm whether there

were changes in your internal control over financial reporting that occurred during your fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation

Base Salary, page 75

6.   We note that in fiscal 2009, base salaries were increased for Messrs. Habiger, Norris, and Ely, and decreased for Mr. Leighton. In your response letter, for each named executive officer, explain the reason for the change in their base salary. In addition, include a representation that you will include this disclosure in future filings, if applicable.

Bonuses, page 76

7.   We note that you did not pay any cash bonuses to your named executive officers for the fiscal year ended March 31, 2009. In future years, to the extent that you award any cash bonuses, please include, without limitation: more detailed disclosure of the performance metric utilized, an explanation of the factors used to determine the exact amount of cash bonus awarded to each named executive officer, and the extent to which the bonus amount was modified upwards or downwards by your chief executive officer or chief financial officer. Please include a representation in your response letter that you will include this disclosure in future filings, if applicable.

Equity-Based Incentives, page 76

8.   We note that you have not included any disclosure stating whether any restricted stock units or options were granted to your named executive officers during fiscal 2009, or explaining how you determined whether to grant restricted stock units or options and how you determined the exact number of restricted stock units or options to grant to each named executive officer. Please address these issues in your response letter, and include a representation that you will include this disclosure in future filings, if applicable.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 86

9.	We note that you have not included a statement of whether your policies and procedures regarding related party transactions are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K. Please include this disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 88

10.	We note that during the fiscal year ended March 31, 2009, approximately: 14% of your net revenue was derived from Dell; 11% of your net revenue was derived from Hewlett-Packard; 16% of your net revenue was derived from one of your two largest distributors, Navarre; and 22% of your net revenue was derived from online web store revenue received through Digital River. These relationships continue to be material during the 2010 fiscal year. It does not appear that you have filed any agreements with Dell, Hewlett-Packard, Navarre, or Digital River as exhibits. Please provide us with your analysis as to how you determined not to file any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, make sure that future filings include a complete description of the material terms of these agreements, including, but not limited to, their duration.

11.	We note that you outsource the manufacturing of your consumer software products to HP Software Publishing, and production services and supply logistics for Asia and the Pacific Rim to ModusLink, Taipei. We also note your disclosure that any disruption in the operations of these suppliers, or any product shortages or quality assurance problems could increase the costs of manufacturing and distributing your products and could adversely impact your operating results, and that if these suppliers ceased to perform or fail to perform as you expect, you could face difficulty in engaging substitute suppliers in a timely manner or at all or under terms and conditions acceptable to you. Please provide us with your analysis as to how you determined not to file any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibits 31.1 and 31.2

12.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of the certifications filed with your annual report on Form 10-K for the fiscal year ended March 31, 2009; and

- Replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4 of the certifications filed with your quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2009 and June 30, 2009.

Please confirm that you will conform your disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Forms 8-K Filed on May 28, 2009, August 6, 2009 and November 5, 2009

Exhibit 99.1

13.   We believe that the "Reconciliation of GAAP to Non-GAAP Financial Measures" appearing in your earnings releases furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief